

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Barry N. Berlin
Chief Financial Officer
Creative Media & Community Trust Corp
5956 Sherry Lane, Suite 700
Dallas, TX 75225

> **Re: Creative Media & Community Trust Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-13610**

Dear Barry N. Berlin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Patrick S. Brown